U.S. Capital Advisors
USCA Asset Management

4444 Westheimer Road, Suite G500
Houston, TX 77027
Tel: 713 366 0500
Fax: 713 580 1820

USCA All Terrain Fund — May-16

Commentary

May was another good month for the USCA All Terrain Fund ("All Terrain"), which was up 0 8%, the third positive month in a row. This compares favorably to the global equity and fixed income markets (the MSCI World Index and the Barclay Global Aggregate Bond Index), which returned 0.7% and -1 3%, respectively, for the month. The main positive contributors to returns were managers dependent upon value strategies, as value stocks in general continued their recovery from the sell-off that began last year. Our multi-strategy, equity long/short and U.S. long only managers drove the majority of performance for the month on approximately 65% of All Terrain's total assets. Managed futures and global macro, approximately 10% of All Terrain's total assets, were the biggest detractors, costing the Fund approximately 0.10% for the month. International and global equity managers were off slightly for the month, resulting in a similar drag on this month's returns.

Unsurprisingly, year-to-date, All Terrain's biggest winners have generally been last year's biggest losers. The laggards for the first five months of the year have been those strategies, such as managed futures and global macro, that are, to an extent, positioned to benefit from market volatility, and accordingly, have provided protection when risk aversion is high as witnessed at the start of the year, but have struggled since investor appetite for risk returned to the market starting in mid-February. It will be interesting to see whether this calm lasts or whether risks (like those discussed below) strike a degree of fear into the marketplace.

Thus far in All Terrain's short life there have been two months with major stock market declines (August 2015 and January 2016). In both cases All Terrain limited its losses to less than half those of the broader stock market (as measured by the MSCI World Index). However, in the months that have seen sharp stock market rallies, All Terrain has lagged by a greater amount than we would like. We believe that this is largely due to the relative underperformance of value-oriented investment strategies to which All Terrain is heavily exposed. Growth stocks, such as Amazon and Facebook, have been the market leaders until fairly recently. While these are excellent companies, our managers prefer to focus on investments that aren't so highly priced and they believe are therefore likely to be less risky. Speaking of risk, there are a lot of macro risks being discussed in the news today. For instance, the British will soon vote on a possible exit from the European Union, which has many concerned. Other risks include a possible debt bubble in China, Greece (whose problems haven't garnered much press lately but have not gone away), struggling economies worldwide, and massive and increasing sovereign debt. Throw into the mix the fact that around 35% (or nearly $10.4 trillion USD, according to Fitch Ratings) of developed countries' sovereign fixed-rate debt is currently trading at negative interest rates – an unprecedented phenomenon – and there are plenty of things to worry about.

These are all on our radar, as well as other less well-disseminated risks. We believe that we have positioned All Terrain well to weather storms that may come our way, as many of the strategies in which we are invested are designed to do well in environments less favorable to more traditional asset classes such as equities. We certainly live in interesting times. As always, if you have questions about your investment in All Terrain, please don't hesitate to contact us.

Peformance Overview*

2016	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD	ITD
USCA All Terrain	**-2.7%**	**-1.2%**	**1.8%**	**1.4%**	**0.8%**								**0.0%**	**-6.4%**
Global Equities	-6.0%	-0.7%	6.9%	1.7%	0.7%								2.1%	-1.8%
Global Bonds	0.9%	2 2%	0.5%	1.3%	-1.3%								3.6%	3.5%
60/40 Blend	-3.2%	0 5%	4.3%	1.5%	-0.1%								2 8%	0.6%
2015														
USCA All Terrain							-0.9%	-2.9%	-3.0%	1.8%	-0.1%	-1.5%	-6.4%	
Global Equities							1.7%	-6.8%	-3 9%	7.8%	-0.5%	-1.7%	-3 8%	
Global Bonds							0.2%	0.1%	0 5%	0.2%	-1.7%	0.5%	-0.1%	
60/40 Blend							1.1%	-4.0%	-2.1%	4.8%	-0.9%	-0.8%	-2 2%	

* As of May 31, 2016. Performance shown is net of fund fees and expenses, and reflects the reinvestment of dividends and other investment income. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Current performance may be higher or lower than the performance quoted. Please note that the fund commenced operations on July 1, 2015.
Global Equities is measured by the MSCI World Index and Global Bonds is measured by the BarCap - Global Aggregate Index. Please see the strategy, index and statistic definitions at the end of this report.
Sources: USCA Asset Management LLC and the Portfolio Investments, Bloomberg and eVestment Alliance, LLC.

Fund Description, Terms & Service Providers

The USCA All Terrain Fund seeks long-term risk-adjusted returns that are attractive as compared to those of traditional public equity and fixed income markets. The fund pursues its investment objective using a multi-manager, fund-of-funds approach by investing predominantly in non-affiliated collective investment vehicles, including privately-offered investment funds commonly known as "hedge funds", and publicly traded funds, including exchange-traded funds and mutual funds, which utilize one or more investment or trading strategies, including, without limitation, long-only equity and/or fixed income, relative value, event driven, long/short equity and/or fixed income, managed futures, and global macro strategies.

Minimum Investment: $100,000
Subscriptions: Monthly
Redemptions/Tenders: Quarterly after 1-year anniversary
of fund's inception, subject to sole discretion of Board
Management & Subadvisory Fees: 0 80% (note subadvisory fees may vary)
Other Expenses: some capped at 1.0% per annum (please see
the prospectus for a complete description of fees & expenses)

Eligibility: Accredited Investors
Tax Reporting: K-1 (note: fund may generate UBTI)
Advisor: USCA Asset Management, LLC
Auditor: KPMG LLP
Administrator: U S. Bancorp Fund Services
Custodian: U S. Bank National Association
Legal Counsel: Thompson Hine LLP

Risk Disclosure Statement

An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. The prospectus contains important information concerning the investment objective, risk factors, expenses and other material aspects of the USCA All Terrain Fund to carefully consider, and must be read carefully before a decision to invest is made. Please contact USCA Asset Management at (713) 366-0500 to obtain a free copy of the prospectus.

Any person subscribing for an investment must be able to bear the risks involved and must meet the fund's suitability requirements. Some or all alternative investment programs may not be suitable for certain investors. No assurance can be given that the fund's investment objectives will be achieved. Among the risks we wish to call to the particular attention of prospective investors are the following:

• The fund is a closed-end, non-diversified management investment company.

• **A fund investment is speculative and involves a substantial degree of risk.**

• **Past results are not necessarily indicative of future performance, and performance may be volatile.**

- An investor could lose all or a substantial amount of his or her investment.
- The fund is highly illiquid. There is no secondary market for the investors' interest and none is expected to develop.
- No shareholder has the right to require the Fund to redeem its shares. Redemptions are available only through quarterly repurchase offers made at the discretion of the Board.
- Fees and expenses will offset the fund's trading profits.
- The fund will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing.
- The fund is not required to provide periodic pricing or valuation information to investors with respect to its individual investments.
- Some of the underlying funds are not subject to the same regulatory requirements as mutual funds.
- A limited portion of the trades executed may take place on foreign markets.
- The fund is subject to conflicts of interest.

Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus.

Strategy Allocation and Top 10 Positions*



Allocation by Strategy

- Cash/Other
- Long Fixed Income
- Long/Short Fixed Income
- Long Equity - Domestic
- Long Equity - International
- Long Equity - Global
- Long/Short Equity - MLP
- Long/Short Equity
- Event Driven
- Global Macro
- Managed Futures
- Multi-Strategy

Top 10 Portfolio Positions	Size	Strategy
1. Millennium	10.3%	Multi-Strategy
2. Carlson	8.0%	Multi-Strategy
3. Greenlight Masters	6.6%	Long/Short Equity
4. Och Ziff	5.3%	Multi-Strategy
5. York	5.1%	Long/Short Fixed Income
6. Brevan Howard	4.9%	Global Macro
7. Blue Mountain	4.5%	Multi-Strategy
8. Corsair	4.4%	Long/Short Equity
9. Perry	4.1%	Event Driven
10. Brandes	4.1%	Long Equity - International
Top 10 Portfolio Positions %	**57.3%**	
Total Number of Positions	**27**	

As of May 1, 2016. Please note that fund strategies and allocations are subject to change over time.

Allocation & Attribution (Gross of Fees & Expenses)*

		Attribution			Return on Invested Capital	
	Allocation	MTD	YTD		MTD	YTD
Cash/Other	2.1%	0 0%	0.0%		0.0%	0.1%
Long Fixed Income	2.8%	0 0%	0.1%		0.0%	1.3%
Long/Short Fixed Income	6.0%	0.1%	0.3%		2.3%	6.0%
Long Equity - Domestic	15.6%	0 2%	0.7%		1.2%	4.5%
Long Equity - International	6.1%	-0.1%	0.0%		-2.1%	0.0%
Long Equity - Global	4.0%	0 0%	0.2%		-0.9%	6.1%
Long/Short Equity - MLP	1.6%	0.1%	0.3%		3.9%	18.9%
Long/Short Equity	13.4%	0 2%	0.0%		1.5%	0.5%
Event Driven	4.1%	0.1%	0.0%		1.5%	-0.3%
Global Macro	4.9%	0 0%	-0.1%		-0.3%	-2.1%
Managed Futures	4.9%	-0.1%	-0.3%		-2.2%	-5.2%
Multi-Strategy	34.3%	0.6%	-0.4%		1.7%	-0.9%
	100.0%	1 0%	0.8%			

Allocation as of May 1, 2016. MTD and YTD Attribution and Return on Invested Capital represent the month of May and since January 1, 2016 through May 30, 2016, respectively.

Index & Statistic Definitions

MSCI World Index. The MSCI World Index captures large and mid cap representation across 23 Developed Markets (DM) countries*. With 1,643 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country.

BarCap Global Aggregate Index. The Barclays Global Aggregate Index is a flagship measure of global investment grade debt from twenty-four local currency markets. This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers. There are four regional aggregate benchmarks that largely comprise the Global Aggregate Index: the US Aggregate (USD300mn), the Pan-European Aggregate, the Asian-Pacific Aggregate, and the Canadian Aggregate Indices. The Global Aggregate Index also includes Eurodollar, Euro-Yen, and 144A Index-eligible securities, and debt from five local currency markets not tracked by the regional aggregate benchmarks (CLP, MXN, ZAR, ILS and TRY). A component of the Multiverse Index, the Global Aggregate Index was created in 2000, with index history backfilled to January 1, 1990.

60/40 Blend. The 60/40 Blend represents the performance of a portfolio that consists 60% of the MSCI World Index and 40% of the BarCap Global Aggregate Index rebalanced monthly.

Rate of Return (ROR). The compound geometric average return that assumes the same rate of return every period to arrive at the equivalent compound growth rate reflected in the actual return data.

Relative Value. Relative value strategies attempt to take advantage of relative pricing discrepancies between various instruments, including equities, fixed income, options and futures. Managers may use mathematical, fundamental or technical analysis to determine misvaluations. Securities may be mispriced relative to an underlying security, related securities, groups of securities, or the overall market. Relative value investments may be available only cyclically or not at all. Furthermore, if assumptions used in the research and analysis of relative value investments are incorrect or if the model used to evaluate such investments is flawed, relative value strategies may be unsuccessful.

Managed Futures. Managed futures strategies involve speculative trading in futures, forwards and options thereon. Managers may trade portfolios of instruments in U.S. and non-U S. markets in an effort to capture passive risk premiums, and attempt to profit from anticipated trends in market prices. These managers generally rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify price trends. They may attempt to structure a diversified portfolio of liquid futures contracts, including, but not limited to, stock index, interest rate, metals, energy and agricultural futures markets. Participation in a market that is either volatile or trendless could produce substantial losses for a fund. Failure to identify trends or to exit a market position after a trend matures could also produce substantial losses for a fund.

Event Driven. Event-driven strategies are designed to profit from changes in the prices of securities of companies facing a major corporate event. The goal of an event-driven strategy is to identify securities, which may include common or preferred stock as well as many types of fixed income, with a favorable risk-reward ratio based on the probability that a particular event will occur. Such events include mergers and acquisitions as well as restructurings, spin-offs and significant litigation (e g., tobacco or patent litigation).

Global Macro. Global macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments. These strategies rely on the use of, among other things, cash and derivative markets, each of which bear their own risks, as well as certain assumptions about global macro-economic trends. There can be no assurance that such macro-economic assumptions will prove to be correct. Global macro managers may employ relative value, event driven, long/short and other strategies or trading approaches. Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets. Global macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used.

Long/Short Equity and Fixed Income. Long/short equity/fixed income strategies generally seek to produce returns from investments in the global equity and/or fixed income markets. These strategies are generally focused on absolute returns and the trades implemented in the strategy generally capitalize on the manager's views and outlooks for specific markets, regions, sectors, or securities. While these strategies involve both long and short positions in various equity and/or fixed income securities, the manager's positions will generally reflect a specific view about the direction of a market. Unlike traditional equity or fixed income funds, the directional view relates less to the absolute direction of the market and more toward the specific positions (longs versus shorts) held within a portfolio (nonetheless, a manager may take a directional position that relates to the absolute direction of the market). In addition to making shifts in markets, regions, sectors or securities, managers have the flexibility to shift from a net long to a net short position, but in general will maintain a net long exposure. An exception is for those managers that are classified as short sellers, who maintain a consistent net short exposure in their portfolio, meaning that significantly more capital supports short positions than is invested in long positions (if any is invested in long positions at all). Unlike long positions, which one expects to rise in value, short positions are taken in those securities the portfolio manager anticipates will decrease in value. Long/short equity/fixed income managers may be generalists or may specialize in various areas, including, but not limited to, market sectors, geographies, or a certain segment of the market. There can be no assurance that the valuation assumptions utilized in establishing a long and/or short position in a particular security will prove to be correct or that the strategy will be implemented correctly.

Long Equity and Fixed Income. Similar to long/short equity and/or fixed income described above, managers employing this strategy generally do not engage in short selling or hedging of the market risks associated with their investments, but rather inherent in these strategies is the risk associated with the equity and/or fixed income markets as a whole, in addition to the risks described in "Long/Short Equity and Fixed Income" described above. In certain instances, a manager may raise cash as a means of taking a negative view on the market in an attempt to mitigate a portion of the market risk associated with this strategy.

Multi-Strategy. Multi-strategy funds generally employ some or all of the strategies described above.

The descriptions above reflect the current expectations regarding the strategies that may be used by the funds in which the Fund is invested. Managers have significant latitude when managing these funds and could make changes to these strategies, or the way they are implemented.